SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    12487Q198
                                    ---------
                                 (CUSIP Number)

Herbert S. Winokur, Jr.
Capricorn Investors III, L.P.                          Mark E. Thierfelder, Esq.
c/o Capricorn Holdings III, LLC                        O'Melveny & Myers LLP
30 East Elm Street                                     30 Rockefeller Plaza
Greenwich, CT 06830                                    New York, New York 10112
(203) 861-6600                                         (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2004
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,584,199
PERSON WITH                            -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,584,199
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,584,199
PERSON WITH                            -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,584,199
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,584,199
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,421,869
PERSON WITH                            -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,421,869
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         PN
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         1,421,869
PERSON WITH                            -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       1,421,869
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,421,869
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

CUSIP No. 12487Q198                   13D
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                         (A) [ ]
                                                                (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

         OO, BK
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                         7    SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY                           -----------------------------------------
OWNED BY                          8    SHARED VOTING POWER
EACH REPORTING                         3,006,068
PERSON WITH                            -----------------------------------------
                                  9    SOLE DISPOSITIVE POWER
                                       0
                                       -----------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       3,006,068
                                       -----------------------------------------
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,006,068
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.83%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                  This Schedule 13D/A (Amendment No. 7) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the Schedule 13D/A (Amendment No.
2) dated February 2, 2001, the Schedule 13D/A (Amendment No. 3) dated February 23, 2001, the Schedule 13D/A (Amendment No. 4) dated December 5, 2001, the
Schedule 13D/A (Amendment No. 5) dated January 4, 2002 and the Schedule 13D/A (Amendment No. 6) dated October 22, 2002 (the "Statement")), filed by Capricorn Investors II, L.P. ("Capricorn II"), Capricorn Holdings, LLC ("Capricorn Holdings"), Capricorn Investors III, L.P. ("Capricorn III"), Capricorn Holdings III, LLC, ("Capricorn Holdings III") and Herbert S. Winokur, Jr. ("Winokur") with respect to the common stock, $0.10 par value, of CCC Information Services Group Inc. (the "Company" or "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement, as amended to date.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Item 5 is amended by adding the following.

                  As of the date hereof:

               o Capricorn II is the direct beneficial owner, and Capricorn Holdings is the indirect beneficial owner, of 1,584,199 shares of Common Stock, of which (i) 1,559,880 shares are issued and outstanding and (ii) 24,319 shares are issuable upon exercise of the Capricorn II Warrants. Such shares represent approximately 5.97% of the Company's Common Stock, based on 26,524,059 shares of Common Stock currently issued and outstanding on February 13, 2004, according to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on February 13, 2004, plus the 24,319 shares of Common Stock issuable upon exercise of the Capricorn II Warrants, collectively (and without giving effect to the Capricorn III Warrants, the Capricorn III February Warrant, the exercise of any options to purchase shares or other rights to purchase or receive shares);

               o Capricorn III is the direct beneficial owner, and Capricorn Holdings III is the indirect beneficial owner, of 1,421,869 shares of Common Stock, of which (i) 200,042 shares are issued and outstanding, (ii) 21,827 shares are issuable upon exercise of the Capricorn III Warrants and (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant. Such shares represent approximately 5.12% of the Company's Common Stock, based on 26,524,059 shares of Common Stock currently issued and outstanding on February 13, 2004, according to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on February 13, 2004, plus (1) the 21,827 shares of Common Stock issuable upon exercise of the Capricorn III Warrants, collectively and (2) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the Capricorn II Warrants, the exercise of any options to purchase shares or other rights to purchase or receive shares); and

               o Winokur is the indirect beneficial owner of 3,006,068 shares of Common Stock, of which (i) 1,759,922 shares are issued and outstanding and owned directly by Capricorn II or Capricorn III, as described above, (ii) 46,146 shares are issuable upon exercise of the Capricorn II Warrants and the Capricorn III Warrants and (iii) 1,200,000 shares are issuable upon exercise of the Capricorn III February Warrant. Such shares represent approximately 10.83% of the Company's Common Stock, based on 26,524,059 shares of Common Stock currently issued and outstanding on February 13, 2004, according to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission on February 13, 2004, plus (1) the 46,146 shares of Common Stock issuable upon exercise of the Capricorn II Warrants and the Capricorn III Warrants, collectively and (2) the 1,200,000 shares of Common Stock issuable upon exercise of the Capricorn III February Warrant (and without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares).

                  Capricorn II, Capricorn Holdings and Winokur, on the one hand, and Capricorn III, Capricorn Holdings III and Winokur, on the other hand, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock currently held and/or to be acquired as described herein, as the case may be.

                  The changes in the percentages of the Company's Common Stock reported herein as beneficially owned by Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III and Winokur from the percentages set forth in Schedule 13D/A (Amendment No. 6) reflect the issuance of additional Common Stock by the Company. None of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III or Winokur has effected any transaction in the Company's Common Stock during the past 60 days or at any other time subsequent to the filing of Amendment No. 6 to the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                  -------------------------------------------------------------

                  Item 6 is amended as follows:

                  On March 15, 2004, Capricorn II and White River entered into a Termination Agreement with respect to the Shareholders Agreement dated August 6, 1998. As a result of the Termination Agreement, Capricorn II is no longer contractually bound to vote for designees of White River as directors of the Company, and White River is no longer obligated to nominate a designee of Capricorn II for election as a director. Notwithstanding the Termination Agreement, Herbert S. Winokur, Jr., who is the managing member of Capricorn Holdings and Capricorn Holdings III, presently continues to serve as a director of the Company. Dudley C. Mecam, who is a member of Capricorn Holdings and Capricorn Holdings III, ceased to serve as a director of the Company in March 2003.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  Item 7 is amended by adding the following:

                  Exhibit 16 Termination Agreement dated as of March 15, 2004, between White River Ventures, Inc. and Capricorn Investors II, L.P.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2004

CAPRICORN INVESTORS II, L.P.

By:      CAPRICORN HOLDINGS, LLC,
         its General Partner

         By:  /s/ Herbert S. Winokur, Jr.
              --------------------------------------------
              Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2004

CAPRICORN HOLDINGS, LLC

By:  /s/ Herbert S. Winokur, Jr.
     --------------------------------------------
     Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2004

CAPRICORN INVESTORS III, L.P.

By:      CAPRICORN HOLDINGS III, LLC,
         its General Partner

         By:  /s/ Herbert S. Winokur, Jr.
              --------------------------------------------
              Herbert S. Winokur, Jr., Manager

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2004

CAPRICORN HOLDINGS III, LLC

By: /s/ Herbert S. Winokur, Jr.
    --------------------------------------------
    Herbert S. Winokur, Jr., Manager


                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 30, 2004

By:  /s/ Herbert S. Winokur, Jr.
     --------------------------------------------
     Herbert S. Winokur, Jr.

                                                                      Exhibit 16
                                                                      ----------

                              Termination Agreement

This Termination Agreement is entered into as of March 15, 2004 between White River Ventures, Inc., a Delaware corporation ("WRV"), and Capricorn Investors, II L.P., a Delaware limited partnership ("Capricorn").

WHEREAS, WRV and Capricorn are parties to that certain Shareholder Agreement, dated August 6, 1998 (the "Agreement") relating to the shares of Common Stock of CCC Information Services Group, Inc. respectively owned by each of WRV and Capricorn; and

WHEREAS, Section 9 of the Agreement provides for the manner in which such agreement may be terminated;

NOW, THEREFORE, in consideration of the mutual promises contained herein, WRV and Capricorn, intending to be legally bound, hereby mutually agree to terminate the Agreement.

IN WITNESS WHEREOF, this Termination Agreement has been duly executed and delivered as of the date first above written.

CAPRICORN INVESTORS, II L.P.

By: CAPRICORN HOLDINGS, LLC
    Its General Partner


    By: /s/ Herbert S. Winokur, Jr.
        ------------------------------------
        Herbert S. Winokur, Jr.
        Manager

By: WHITE RIVER VENTURES, INC.


    By: /s/ Mark A. Rosen
        ------------------------------------
        Mark A. Rosen
        Authorized Signatory